Yo dope human!!!

Guess what?! Nap Bar has been awarded a 10-year contract to open our flagship location at Bush airport 🎉🎉🎉. I'm reaching out to potential investors to gauge interest. Would you be willing to check out our campaign page?

Www.wefunder.com/napbar

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

reaching out to potential investors to gauge interest. Would you be willing to check out our campaign page?

Www.wefunder.com/napbar

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Invest in Rest

Yo dope humans!!!

We're about to launch a Community Round – what does that mean?

This means we're letting our community and biggest supporters become reservation holders in Nap Bar for a minimum reservation of $100. At this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

We decided to host a Community Round for Nap Bar on Wefunder to share the upside of our success with the people who know us best: our family, friends, and customers. You are our foundation.

Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to become an investor in our company.

Would you be willing to check out the crowdfunding campaign page at: www.wefunder.com/napbar

Keep an eye out for details on how to get involved!

Disclosure: Nap Bar is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   